UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-40370

BITFARMS LTD.

(Translation of registrant’s name into English)

110 Yonge Street, Suite 1601, Toronto, Ontario, Canada M5C 1T4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

EXPLANATORY NOTE

Bitfarms Ltd., a corporation incorporated pursuant to the laws of Canada and continued under the Business Corporation Act (Ontario) (“Bitfarms”), currently qualifies as a foreign private issuer in the United States for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Although, as a foreign private issuer, Bitfarms is not required to do so, Bitfarms has chosen to file an annual reports on Form 10-K for the year ended December 31, 2026, with the U.S. Securities and Exchange Commission (“SEC”) instead of filing the reporting forms available to foreign private issuers.

On February 6, 2026, Bitfarms announced that its board of directors approved a plan of arrangement (the “Arrangement”) under which Bitfarms will redomicile from Canada to the United States (the “U.S. Redomiciliation”), subject to receipt of shareholder, stock exchange and court approvals. Upon completion of the U.S. Redomiciliation, the ultimate parent company of Bitfarms will be a new corporation formed under the laws of the State of Delaware that will operate under the name Keel Infrastructure Corp. (“Keel Infrastructure”). All approvals having been obtained, the U.S. Redomiciliation is expected to be completed on or about April 1, 2026.

In connection with the U.S. Redomiciliation and Bitfarms’ transition to filing its continuous disclosures as a U.S. domestic issuer, Bitfarms’ prepared its financial statements included in the form 10-K filed with the SEC on the date hereof in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Pursuant to Section 4.3(4) of the Canadian Securities Administrators’ National Instrument 51-102 — Continuous Disclosure Obligations, Bitfarms must restate its interim financial reports for the fiscal year ended December 31, 2025 in accordance with US GAAP, such interim financial reports having previously been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The restated unaudited consolidated interim financial statements and the related Management’s Discussion and Analysis of Financial Condition and Results of Operations for (i) the three months ended March 31, 2025 and 2024; (ii) the three and six months ended June 30, 2025 and 2024; and (iii) the three and nine months ended September 30, 2025 and 2024 (collectively, the “Restated Interim Financial Statements and MD&As”), as restated on March 31, 2026, have been prepared in accordance with US GAAP.

Other than as expressly set forth above, the Restated Interim Financial Statements and MD&As do not, and do not purport to, update or restate the information in the original unaudited consolidated interim financial statements and the related Management’s Discussion and Analysis of Financial Condition and Results of Operations for (i) the three months ended March 31, 2025 and 2024; (ii) the three and six months ended June 30, 2025 and 2024; and (iii) the three and nine months ended September 30, 2025 and 2024 (collectively, the “Original Interim Financial Statements and MD&As”) or reflect any events that occurred after the date of the filing of the Original Interim Financial Statements and MD&As.

The Original Interim Financial Statements and MD&As, which were prepared in accordance with IFRS, were filed with the SEC on Forms 6-K on May 14, 2025, August 12, 2025 and November 13, 2025, respectively. The Restated Interim Financial Statements and MD&As are being filed voluntarily and are attached hereto as Exhibits 99.1 to 99.6, and are incorporated by reference in this Current Report on Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BITFARMS LTD.

By:	/s/ Rachel Silverstein
	Name:	Rachel Silverstein
	Title:	General Counsel

Date: March 31, 2026

FORM 6-K EXHIBIT INDEX

Exhibits
99.1	Bitfarms Ltd.’s Restated Unaudited Financial Statements for the three months ended March 31, 2025 and March 31, 2024, as re-presented on March 31, 2026
99.2	Bitfarms Ltd.’s Restated Management’s Discussion and Analysis for the three months ended March 31, 2025 and March 31, 2024, as re-presented on March 31, 2026
99.3	Bitfarms Ltd.’s Restated Unaudited Financial Statements for the three and six months ended June 30, 2025 and June 30, 2024, as re-presented on March 31, 2026
99.4	Bitfarms Ltd.’s Restated Management’s Discussion and Analysis for the three and six months ended June 30, 2025 and June 30, 2024, as re-presented on March 31, 2026
99.5	Bitfarms Ltd.’s Restated Unaudited Financial Statements for the three and nine months ended September 30, 2025 and September 30, 2024, as re-presented on March 31, 2026
99.6	Bitfarms Ltd.’s Restated Management’s Discussion and Analysis for the three and nine months ended September 30, 2025 and September 30, 2024, as re-presented on March 31, 2026
99.7	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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